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                             October 25, 2021

       Chongyi Yang
       Chief Executive Officer
       CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
       Room 1907, No. 1038 West Nanjing Road
       Westagate Mall
       Jing   An District, Shanghai, China 200041

                                                        Re: CHINA CHANGJIANG
MINING & NEW ENERGY COMPANY, LTD.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed September 28,
2021
                                                            File No. 000-05474

       Dear Mr. Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10 filed September 28, 2021

       General

   1.                                                   Please update your
financial statements and related disclosures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
       551-3611 with any other questions.




                             Sincerely,
 Chongyi Yang
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
October 25, 2021
Page 2

FirstName LastNameChongyi Yang
                                          Division of Corporation Finance
Comapany NameCHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
                                          Office of Manufacturing
October 25, 2021 Page 2
cc:       Rhonda Keaveney
FirstName LastName